Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – April 8, 2021 (Virtual Meeting)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of common shareholders of Royal Bank of Canada (the “bank”) held on April 8, 2021. Full details of these matters are set out in the Management Proxy Circular issued in connection with this meeting, which is available on our website at rbc.com/investorrelations; the website of our transfer agent, Computershare Trust Comany of Canada, at www.envisionreports.com/RBC2021; SEDAR at sedar.com and EDGAR at sec.gov/edgar.shtml.

1.	Election of Directors

Each of the 12 nominees listed in the Management Proxy Circular was elected as a Director of the bank.

Nominee	Votes for	% for	Votes withheld	% withheld

Andrew A. Chisholm	736,236,057	99.79%	1,553,069	0.21%

Jacynthe Côté	735,397,379	99.68%	2,391,747	0.32%

Toos N. Daruvala	735,958,018	99.75%	1,831,108	0.25%

David F. Denison	733,825,763	99.46%	3,963,363	0.54%

Cynthia Devine	736,030,416	99.76%	1,758,710	0.24%

David McKay	736,119,050	99.77%	1,670,076	0.23%

Kathleen Taylor	716,810,192	97.16%	20,978,934	2.84%

Maryann Turcke	735,958,013	99.75%	1,831,113	0.25%

Thierry Vandal	735,612,583	99.70%	2,176,543	0.30%

Bridget A. van Kralingen	733,881,838	99.47%	3,907,288	0.53%

Frank Vettese	736,130,776	99.78%	1,658,350	0.22%

Jeffery Yabuki	736,039,957	99.76%	1,749,169	0.24%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the bank.

Votes for	% for	Votes withheld	% withheld

766,443,707	99.70%	2,324,448	0.30%

3.	Advisory vote on the bank’s approach to executive compensation

Votes for	% for	Votes against	% against

707,497,631	95.89%	30,288,895	4.11%

4.	Proposal No. 1: Greenhouse gas emissions reduction target

Votes for	% for	Votes against	% against	Abstentions*

227,284,250	31.05%	504,677,752	68.95%	5,825,238

5.	Proposal No. 2: Purpose and undertakings

Votes for	% for	Votes against	% against	Abstentions*

79,269,004	11.15%	631,360,570	88.85%	27,159,364

6.	Proposal No. 3: Circular economy

Votes for	% for	Votes against	% against	Abstentions*

119,041,230	16.23%	614,622,901	83.77%	4,124,809

7.	Proposal No. 4: Diversity target

Votes for	% for	Votes against	% against	Abstentions*

32,478,698	4.58%	676,550,459	95.42%	28,759,947

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.